

March 16, 2011

Michael A. Kramarz
Chief Financial Officer
Oncologix Tech, Inc.
P.O. Box 8832
Grand Rapids, Michigan 49518

> **Re: Oncologix Tech, Inc.**
> **Form 10-K for the fiscal year ended August 31, 2010**
> **Filed November 29, 2010**
> **File No. 000-15482**

Dear Mr. Kramarz:

We have reviewed your letter filed March 9, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment to Form 10-Q for the quarterly period ended November 30, 2010, filed March 9, 2011

ITEM 4T. Controls and Procedures, page 25

Evaluation of Internal Control Over Financial Reporting, page 25

1.   Refer to our prior comment 4. We note you now disclose that your management did perform an evaluation of internal controls over financial reporting as of the end of the quarter in this as well as your other amended Form 10-Q's. Given that fact, please revise the disclosures in this section to clearly disclose your management's conclusion that your internal controls over financial reporting were not effective as of November 30, 2010. We note that material weaknesses were identified. This comment also applies to your amended Forms 10-Q for the periods ended November 30, 2009, February 28, 2010, and

May 31, 2010. Finally, note amendments to your filings should include currently-dated signatures and certifications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Andri Boerman at (202) 551-3645 or Jay Webb at (202) 551-3603 if you have any questions regarding this comment. In this regard, do not hesitate to contact me at (202) 551-3212.

Sincerely,

"for" Jeff Jaramillo
Accounting Branch Chief